CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price1	Amount of Registration Fee
Senior Fixed/Floating Rate Notes due 2026	$14,000,000	$1,625.40
(1)           The maximum aggregate offering price relates to an additional $14,000,000 of securities offered and sold pursuant to this Amendment No. 1 to Pricing Supplement No. 735 to Registration Statement No. 333-156423.
April 2011 Amendment No. 1 dated April 14, 2011 to Pricing Supplement No. 735 dated March 25, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 424(b)(2)
I N T E R E S T   R A T E   S T R U C T U R E D   I N V E S T M E N T S

Senior Fixed/Floating Rate Notes due 2026
Based on the 10-Year Constant Maturity Swap Rate Subject to a Variable Maximum Interest Rate

As further described below, interest will accrue and be payable on the notes quarterly, in arrears (i) in Year 1: at a rate of 10.00% per annum and (ii) in Years 2 to maturity: at a variable rate equal to the 10-Year Constant Maturity Swap Rate plus 1.50%, subject to a variable maximum interest rate.  The maximum interest rate will equal 8 times the difference between the 30-Year Constant Maturity Swap Rate (“30CMS”) and the 2-Year Constant Maturity Swap Rate (“2CMS”), each as reset quarterly beginning April 15, 2012.  The notes provide the opportunity to receive an above market interest rate in Year 1; however, for each interest payment period in Years 2 to maturity, due to the variable maximum interest rate, an investor may receive interest at a rate that is less than the reference rate plus 1.50%, and which may be as low as zero.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$15,000,000
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	March 25, 2011
Original issue date:	April 15, 2011 (15 business days after the pricing date)
Maturity date:	April 15, 2026
Interest accrual date:	April 15, 2011
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any.
Reference rate:	The 10-Year Constant Maturity Swap Rate. Please see “Additional Provisions—What is the 10-Year Constant Maturity Swap Rate?” on page 3.
Interest rate:
From and including the original issue date to but excluding April 15, 2012: 10.00% per annum
From and including April 15, 2012 to but excluding the maturity date (the “floating interest rate period”):
          Reference rate plus 1.50%; subject to the maximum interest rate applicable to an interest payment period
Both the reference rate and the maximum interest rate applicable to an interest payment period will be determined on the related interest determination date.

Maximum interest rate:
With respect to any interest payment period during the floating interest rate period:
           Leverage factor times reference index
Due to the variable nature of the maximum interest rate, an investor may receive interest for the related interest payment period at a rate that is less than the reference rate plus 1.50%, and which may be as low as zero if the level of the reference index on any interest determination date is equal to or less than 0%.

Leverage factor:	8
Reference index:	The 30-Year Constant Maturity Swap Rate minus the 2-Year Constant Maturity Swap Rate. Please see “Additional Provisions—What are the 30-Year and 2-Year Constant Maturity Swap Rates?” on page 3.
Interest determination date:	Two (2) U.S. government securities business days prior to the related interest reset date at the start of the applicable interest payment period.
CUSIP / ISIN:	61745EE49 / US61745EE497
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Capital Services Inc.	Trustee:	The Bank of New York Mellon
Terms continued on the following page
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note	100%	3.5%	96.5%
Total	$15,000,000	$525,000	$14,475,000
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of 3.5% for each note they sell. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 8.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement dated December 23, 2008                                         Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Terms continued from the previous page:
Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Interest payment dates:
Each January 15, April 15, July 15 and October 15, beginning July 15, 2011; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest reset dates:	Each January 15, April 15, July 15 and October 15, beginning April 15, 2012; provided that such interest reset dates shall not be adjusted for non-business days.
Day-count convention:	30/360
Redemption:	Not applicable
Specified currency:	U.S. dollars

Senior Floating Rate Notes due 2026
Based on the 10-Year Constant Maturity Swap Rate with a Variable Maximum Interest Rate

Additional Provisions

What is the 10-Year Constant Maturity Swap Rate?

The 10-Year Constant Maturity Swap Rate (which we refer to as "10CMS") is, on any day, the fixed rate of interest payable on an interest rate swap with a 10-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day; provided that for the determination of 10CMS on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a U.S. government securities business day, in which case the 10CMS level shall be the 10CMS level on the immediately preceding U.S. government securities business day.  This rate is one of the market-accepted indicators of longer-term interest rates.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR for that same maturity.

What are the 30-Year and 2-Year Constant Maturity Swap Rates?

The 30-Year Constant Maturity Swap Rate (which we refer to as "30CMS") is, on any day, the fixed rate of interest payable on an interest rate swap with a 30-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day. This rate is one of the market-accepted indicators of longer-term interest rates.

The 2-Year Constant Maturity Swap Rate (which we refer to as "2CMS") is, on any day, the fixed rate of interest payable on an interest rate swap with a 2-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day. This rate is one of the market-accepted indicators of shorter-term interest rates.

U.S. Government Securities Business Day

U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

CMS Rate Fallback Provisions

If 2CMS, 10CMS or 30CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any interest determination date, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a 2-year, 10-year or 30-year maturity, as applicable, commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate.  If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the reference rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

April 2011	Page 3

Senior Floating Rate Notes due 2026
Based on the 10-Year Constant Maturity Swap Rate with a Variable Maximum Interest Rate

How the Notes Work

The following hypothetical examples illustrate the effect of the variable maximum interest rate on the interest payable on the notes during the floating interest rate period.  The examples are hypothetical and are provided for illustrative purposes only.  The interest payments, if any, you receive on each interest payment date during the floating interest rate period will be different from the ones set forth in these examples.

Example 1 – On the applicable interest determination date, the hypothetical maximum interest rate is greater than the hypothetical reference rate plus 1.50% and, as a result, the hypothetical annualized interest rate for the applicable interest rate period equals the reference rate plus 1.50%.

Hypothetical 10CMS:		3.50%
Hypothetical 30CMS:		4.00%
Hypothetical 2CMS:		1.00%
Hypothetical interest rate	=	3.50% + 1.50% = 5.00%, subject to the applicable maximum interest rate
Hypothetical maximum interest rate	=	8 x (4.00% – 1.00%) = 24.00%

In this example, the hypothetical maximum interest rate would equal 24.00%, which is greater than the hypothetical 10CMS plus 1.50%, or 5.00%.  As a result, the hypothetical annualized interest rate for the applicable interest rate period would be 5.00%.

Example 2 – On the applicable interest determination date, the hypothetical maximum interest rate is less than the hypothetical reference rate plus 1.50% and, as a result, the hypothetical annualized interest rate for the applicable interest rate period is equal to the hypothetical maximum interest rate.

Hypothetical 10CMS:		5.50%
Hypothetical 30CMS:		5.70%
Hypothetical 2CMS:		5.60%
Hypothetical interest rate	=	5.50% + 1.50% = 7.00%, subject to the applicable maximum interest rate
Hypothetical maximum interest rate	=	8 x (5.70% – 5.60%) = 0.80%

In this example, the hypothetical maximum interest rate would be 0.80%, which is less than the hypothetical 10CMS plus 1.50%, or 7.00%.  As a result, although the hypothetical reference rate plus 1.50% is as high as 7.00%, because of the applicable maximum interest rate, the hypothetical annualized interest rate payable for the applicable interest rate period would be only 0.80%.

Example 3 – On the applicable interest determination date, the hypothetical maximum interest rate is negative and therefore, less than the hypothetical reference rate plus 1.50% and, as a result, the hypothetical annualized interest rate for the applicable interest rate period is zero.

Hypothetical 10CMS:		5.50%
Hypothetical 30CMS:		5.80%
Hypothetical 2CMS:		6.00%
Hypothetical interest rate	=	5.50% + 1.50% = 7.00%, subject to the applicable maximum interest rate
Hypothetical maximum interest rate	=	8 x (5.80% – 6.00%) = – 1.60%

In this example, the hypothetical maximum interest rate would be negative and would equal – 1.60%, which is less than the hypothetical 10CMS plus 1.50%, or 7.00%.  As a result, the hypothetical annualized interest rate payable for the applicable interest rate period would be 0%.

April 2011	Page 4

Senior Floating Rate Notes due 2026
Based on the 10-Year Constant Maturity Swap Rate with a Variable Maximum Interest Rate

Historical Information

The Reference Rate

The following graph sets forth the historical percentage levels of the reference rate for the period from January 1, 1996 to April 14, 2011.  The historical levels of the reference rate should not be taken as an indication of its future performance.  The graph below does not reflect the return the notes would have had during the period presented because it does not take into account the 1.50% spread or the effect of the variable maximum interest rate.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

April 2011	Page 5

Senior Floating Rate Notes due 2026
Based on the 10-Year Constant Maturity Swap Rate with a Variable Maximum Interest Rate

The Reference Index

The following graph sets forth the historical difference between the 30-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate for the period from January 1, 1996 to April 14, 2011 (the “historical period”).  The historical difference between the 30-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate should not be taken as an indication of the future performance of the reference index.  The graph below does not reflect the variable maximum interest rate the notes would have had during the period presented because it does not take into account the leverage factor.  Furthermore, the graph does not reflect the relationship between the reference rate plus 1.50% and the variable maximum interest rate during the periods presented.  If on any interest determination date during the floating interest rate period the level of the reference index times 8 is less than the reference rate plus 1.50%, the investor will receive a diminished rate of interest.  Further, if the level of the reference index is equal to or less than 0%, the investor will receive no interest for the related interest payment period. We cannot give you any assurance that the level of the reference index will be positive or substantially greater than zero on any interest determination date during the floating rate interest period.  We obtained the information in the graph below from Bloomberg Financial Markets (USSW), without independent verification.

*The bold line in the graph indicates the reference index level of 0%.

Historical period
Total number of days in historical period	5,583
Number of days reference index was greater than 0%	5,570
Number of days reference index was less than or equal to 0%	13

April 2011	Page 6

Senior Floating Rate Notes due 2026
Based on the 10-Year Constant Maturity Swap Rate with a Variable Maximum Interest Rate

The Historical Reference Rate Plus the Spread Compared to the Variable Maximum Interest Rate

The following graph presents the historical daily levels of the reference rate plus 1.50% for the period from January 1, 1996 to April 14, 2011 and the variable maximum interest rate that would have applied on each day during the same period as calculated based on the historical daily levels of 30CMS and 2CMS on each such day.  You cannot predict the future levels of the reference rate or the maximum interest rate based on the historical information provided. The actual interest amount you receive for an interest payment period is based solely on the levels of 10CMS, 30CMS and 2CMS observed on the specific interest determination date, instead of any other day during the applicable interest payment period. We obtained the information in the graph below from Bloomberg Financial Markets (USSW), without independent verification.

April 2011	Page 7

Senior Floating Rate Notes due 2026
Based on the 10-Year Constant Maturity Swap Rate with a Variable Maximum Interest Rate

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 2CMS, 10CMS and 30CMS and other events that are difficult to predict and beyond the issuer’s control.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.

Yield Risk

▪
The historical performance of the reference rate and the reference index is not an indication of future performance. The historical performance of the reference rate and the reference index should not be taken as an indication of future performance during the term of the notes.  Changes in the levels of the reference rate or the reference index will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.

▪
The amount of interest payable on the notes in any interest payment period is capped and may be zero.  The interest rate on the notes for each interest payment period during the floating interest rate period is capped for that period at the variable maximum interest rate applicable to that period equal to 8 times the difference between 30CMS and 2CMS.  Accordingly, if on any interest determination date during the floating interest rate period the difference between 30CMS and 2CMS is equal to or less than 0%, interest will accrue at a rate of 0% for the related interest payment period. In addition, the investor may receive little interest or interest at a rate less than the reference rate plus 1.50% if the difference between 30CMS and 2CMS is only slightly above 0% on the related interest determination date during the floating interest period.

Issuer Risk

▪
Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates, redemption dates and at maturity and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  The notes are not guaranteed by any other entity.  If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market's view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

Market Risk

▪
The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.  Some of these factors include, but are not limited to: (i) actual or anticipated changes in the levels of the reference rate and the reference index, which are determined only at the end of each quarterly interest payment period, (ii) volatility of the levels of the reference rate and the reference index, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads, and (v) time remaining to maturity.  Depending on the actual or anticipated levels of the reference rate and the reference index, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you sell your notes prior to maturity.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes in at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging our obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

April 2011	Page 8

Senior Floating Rate Notes due 2026
Based on the 10-Year Constant Maturity Swap Rate with a Variable Maximum Interest Rate

Liquidity Risk

▪
The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

Conflicts of Interest

▪
The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the notes.  They also expect to hedge the issuer’s obligations under the notes.  The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or the reference rate and the reference index specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.  In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.  Any of these determinations made by the calculation agent may adversely affect the payout to investors.  Determinations made by the calculation agent, including with respect to the reference rate and the variable maximum interest rate, may adversely affect the payout to you on the notes.

April 2011	Page 9

Senior Floating Rate Notes due 2026
Based on the 10-Year Constant Maturity Swap Rate with a Variable Maximum Interest Rate

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on April 15, 2011, which will be the fifteenth scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“MSSB”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc ("MSIP") and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including MSSB, and their financial advisors, will collectively receive from the Agent, MS & Co., a fixed sales commission of 3.5% for each note they sell.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley and authenticated by the trustee pursuant to the Senior Debt Indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated March 24, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by Morgan Stanley on March 24, 2011.

Tax Considerations

We intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  We have determined that the “comparable yield” is a rate of 5.7640% per annum, compounded quarterly; and the projected payment schedule with respect to a note consists of the following payments:

July 15, 2011	$ 25.00	July 15, 2016	$ 13.03	July 15, 2021	$ 12.16
October 15, 2011	$ 25.00	October 15, 2016	$ 12.95	October 15, 2021	$ 12.17
January 15, 2012	$ 25.00	January 15, 2017	$ 12.90	January 15, 2022	$ 12.18
April 15, 2012	$ 25.00	April 15, 2017	$ 12.89	April 15, 2022	$ 12.18
July 15, 2012	$ 15.70	July 15, 2017	$ 12.91	July 15, 2022	$ 12.17
October 15, 2012	$ 15.73	October 15, 2017	$ 12.87	October 15, 2022	$ 12.21
January 15, 2013	$ 15.65	January 15, 2018	$ 12.83	January 15, 2023	$ 12.23
April 15, 2013	$ 15.51	April 15, 2018	$ 12.74	April 15, 2023	$ 12.28

April 2011	Page 10

Senior Floating Rate Notes due 2026
Based on the 10-Year Constant Maturity Swap Rate with a Variable Maximum Interest Rate

July 15, 2013	$ 15.31	July 15, 2018	$ 12.63	July 15, 2023	$ 12.34
October 15, 2013	$ 15.08	October 15, 2018	$ 12.53	October 15, 2023	$ 12.41
January 15, 2014	$ 14.81	January 15, 2019	$ 12.39	January 15, 2024	$ 12.50
April 15, 2014	$ 14.50	April 15, 2019	$ 12.29	April 15, 2024	$ 12.57
July 15, 2014	$ 14.09	July 15, 2019	$ 12.23	July 15, 2024	$ 12.74
October 15, 2014	$ 13.67	October 15, 2019	$ 12.17	October 15, 2024	$ 12.86
January 15, 2015	$ 13.22	January 15, 2020	$ 12.14	January 15, 2025	$ 13.01
April 15, 2015	$ 12.83	April 15, 2020	$ 12.14	April 15, 2025	$ 13.20
July 15, 2015	$ 14.04	July 15, 2020	$ 12.17	July 15, 2025	$ 13.35
October 15, 2015	$ 13.66	October 15, 2020	$ 12.16	October 15, 2025	$ 13.53
January 15, 2016	$ 13.37	January 15, 2021	$ 12.16	January 15, 2026	$ 13.70
April 15, 2016	$ 13.15	April 15, 2021	$ 12.16	April 15, 2026	$1,013.86

The “comparable yield” and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of original issue discount and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

It is also possible that the notes could be treated as “variable rate debt instruments” for U.S. federal tax purposes.  Please read the sections of the accompanying prospectus supplement called “United States Federal Taxation ― Tax Consequences to U.S. Holders ― Notes ― Floating Rate Notes ― General” and “―Floating Rate Notes that Provide for Multiple Rates.”

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

April 2011	Page 11